Exhibit 12.1

JMP GROUP LLC

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations plus distributed income of equity investees before income taxes and cumulative effect of a change in accounting principle, adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries that did not have fixed charges. Fixed charges consist of interest expense primarily related to borrowings under our credit facility and interest expense incurred on asset-backed securities issued and on our 8.00% Senior Notes due 2023 and our 7.25% Senior Notes due 2021.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations plus distributed income of equity investees, adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges	$(7,950,649)	$1,111,048	$3,276,743	$19,502,969	$18,303,472	$4,751,211
Fixed charges:
Interest expense on all indebtedness	$24,649,052	$32,788,670	$29,739,548	$23,398,169	$30,110,318	$39,993,216
Pre-tax income (loss) from continuing operations plus distributed income of equity investees, adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges, plus fixed charges (1)	$16,698,403	$33,899,718	$33,016,290	$42,901,138	$48,413,790	$44,744,427
Ratio of earnings to fixed charges (1)	0.68x (2)	1.03x	1.11x	1.83x	1.61x	1.12x

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(1)	The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges.
(2)

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees and noncontrolling interest in pre-tax income (loss) of subsidiaries with no fixed charges for the nine months ended September 30, 2017 was inadequate to cover fixed charges. We would have needed additional pre-tax income from continuing operations of $7,950,649 to achieve coverage of 1:1 in this period.